Issuer Free Writing Prospectus, Dated June 28, 2011

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement

Dated June 23, 2011 and

Registration Statement No. 333-168107

220,000 Shares

Evolution Petroleum Corporation

8.5% Series A Cumulative Preferred Stock

June 28, 2011

This issuer free writing prospectus is being filed pursuant to Rule 433 of the Securities Act of 1933, as amended, and relates to the preliminary prospectus supplement filed by Evolution Petroleum Corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on June 23, 2011 and the Company’s Registration Statement (File No. 333-168107).  This issuer free writing prospectus sets forth the final pricing information related to the offering of the Company’s 8.5% Series A Cumulative Preferred Stock, including the final size of the offering, which is 220,000 shares of 8.5% Series A Cumulative Preferred Stock.

PRICING TERM SHEET

Issuer:	Evolution Petroleum Corporation, a Nevada corporation

Securities:	8.5% Series A Cumulative Preferred Stock (the “Shares”)

Offering Size:	220,000 Shares

Best Efforts:

The underwriters are selling the shares of 8.5% Series A Cumulative Preferred Stock on a “best efforts” basis and are not required to sell any specific number or dollar amount of securities, but will use their best efforts to sell the securities offered in the prospectus supplement

Ticker/Exchange:	Anticipated to be EPM.PR.A / NYSE Amex

Public Offering Price:	$23.00 per Share

Liquidation Preference:	$25.00 per Share

Stated Dividend Rate:	8.5% per annum, payable monthly

Equivalent Annual Payment at Stated Rate:	$2.125 per Share

Penalty Dividend Rate:	10.5%

Equivalent Annual Payment at Penalty Rate:	$2.625 per Share

Dividend Dates:	The last day of each month.

First Dividend Payment Date:	At the end of July 2011

First Optional Call Date:

July 1, 2014, unless subject to a special redemption upon a Change of Ownership or Control, in which case securities are redeemable at any point within 90 days from such Change of Ownership or Control, as described in the prospectus supplement

Voting Rights:

Only with respect to adverse material changes to the terms of the Shares. In addition, during the pendency of a penalty dividend period (resulting from the failure to pay dividends or maintain the listing of the Shares), the right to elect two directors, as described in the prospectus supplement

Maturity:	None (perpetual, subject to discretionary redemption by us after July 1, 2014 or at any time within 90 days of change of ownership or control, as described in the preliminary prospectus supplement)

Underwriting Commissions:	$253,000

Per Share Proceeds to Issuer:	$21.85 per Share or an aggregate of approximately $4.8 million

Aggregate Proceeds to Issuer:

We will receive net proceeds of approximately $4.6 million from our sale of 220,000 Shares of 8.5% Series A Preferred Stock in this offering, after deducting the underwriting commissions and $200,000 estimated offering expenses payable by us

Use of Proceeds:

We intend to use the net proceeds from the sale of the securities offered by us under this prospectus supplement for general corporate purposes, which may include without limitation, capital expenditures on oil and gas properties. Pending any specific application, we may initially invest funds in short-term marketable securities.

Trade Date:	July 1, 2011

Settlement Date:	July 1, 2011

Book Running Manager:	McNicoll, Lewis & Vlak LLC

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES.  BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND THE OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING.  YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV OR BY WRITTEN REQUEST TO EVOLUTION PETROLEUM CORPORATION, 2500 CITY WEST BLVD., SUITE 1300, HOUSTON, TEXAS 77042. ALTERNATIVELY, THE ISSUER, UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING 212-542-5881.